SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Ashford.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004093102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐            Rule 13d-1(b)

                ☐            Rule 13d-1(c)

                ☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004093102	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James H. Whitcomb, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,165,793 shares
	6	SHARED VOTING POWER 39,283 shares
	7	SOLE DISPOSITIVE POWER 3,165,793 shares
	8	SHARED DISPOSITIVE POWER 39,283 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,205,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON IN

ITEM 1(A).                                   NAME OF ISSUER

Ashford.com, Inc.

ITEM 1(B).                                     ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3800 Buffalo Speedway
Suite 400
Houston, Texas 77098

ITEM 2(A).                                   NAME OF PERSONS FILING

This Statement is filed by James H. Whitcomb, Jr.

ITEM 2(B).                                     ADDRESS OF PRINCIPAL OFFICE

                                The address for Mr. Whitcomb is:

516 Longwoods
Houston, Texas 77024

ITEM 2(C)                                        CITIZENSHIP

Mr. Whitcomb is a United States citizen.

ITEM 2(D) AND (E).                                   TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 004093102

ITEM 3.                                                     Not Applicable

ITEM 4.                                                     OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:

(a)                                  Amount beneficially owned:

3,205,076 shares.

(b)                                 Percent of Class:

5.9%

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

3,165,793 shares.

(ii)                                  Shared power to vote or to direct the vote:

39,283 shares.

(iii)                               Sole power to dispose or to direct the disposition of:

3,165,793 shares.

(iv)                              Shared power to dispose or to direct the disposition of:

39,283 shares.

ITEM 5.                                                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.                                                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.                                                     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.                                                     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.                                                     NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.                                               CERTIFICATION.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2002

By:	/s/ James H. Whitcomb, Jr.